Exhibit 99.2

Cimatron Limited
Management's Discussion and Analysis of Financial Results for Years Ended
December 31, 2012, 2011 and 2010

Revenue

Our total revenues increased by 3.9% in 2012, to approximately $42.3 million, from approximately $40.7 million in 2011, after having risen by 12.9% in 2011 from $36.1 million in 2010. Our revenues from the sale of products increased by 5.2% in 2012, to approximately $19.1 million, from approximately $18.2 million in 2011, after having risen by 13.6% in 2011 from approximately $16.0 million in 2010. The increase in sale of products in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average exchange rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of the Euro-denominated products revenues that we realized in 2012. The increase in sales of products in 2011 relative to 2010 was primarily attributable to the continued global economic recovery in 2011, and, to a lesser extent, to the appreciation of the Euro relative to the dollar over the course of 2011 relative to 2010 (as the average exchange rate rose from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated revenues that we realized in 2011. As a percentage of revenues, our revenues from the sale of products in 2012 were 45%, the same as in 2011 after having increased in 2011 to approximately 45%, from approximately 44% in 2010.

Our revenues from maintenance and services increased by 2.9% in 2012, to approximately $23.2 million, from approximately $22.5 million in 2011, after having risen by 12.2% in 2010 from approximately $20.1 in 2010. The increase in maintenance and services revenues in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012 and in previous years, which, in turn, enhances demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average exchange rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2011), which reduced the dollar value of the Euro-denominated maintenance and services revenues that we realized in 2012. The increase in maintenance and service revenues in 2011 was primarily attributable to the global economic recovery, which enabled customers to increase their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. As a percentage of overall revenues, our revenues from maintenance and services in 2012 were 55%, the same as in 2011, after having decreased in 2011 to approximately 55%, from approximately 56% in 2010. The decrease in 2011 reflected the corresponding increase in products sales revenues in that year.

Because, during 2012 and 2011, our revenues that were derived from Europe constituted 46% and 49% out of our total revenues, respectively, changes in the Euro-dollar exchange rate can significantly influence our revenues. In 2012, the above-described appreciation of the dollar relative to the Euro reduced the dollar value of the Euro-denominated total revenues that we realized by approximately $1.3 million. In 2011, the above-described depreciation of the dollar relative to the Euro increased the dollar value of the Euro-denominated revenues that we realized by approximately $0.8 million.    Since mid 2007, the Euro–dollar exchange rate has had an increasing influence on our revenues and results of operation due to the consolidation of the financial results of our Italian reseller, Microsystem Srl, with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of US and European mold, tool, die and fixture makers’ operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high-end US and European markets, in which such migration is less prevalent. In more recent years we have also benefited in Europe and, to a greater extent, in the US, from a “re-shoring” trend, where manufacturers return part of their activities from low cost labor markets back to their home countries. At the same time, we continue with our sales efforts in China and other countries in South East Asia, as well as in other emerging markets such as Brazil and India. In addition, following the Gibbs acquisition in early 2008, we began selling the GibbsCAM product line via our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and in other sales territories as well.

Cost of Revenue

Cost of revenue decreased by 5.4% in 2012, to approximately $5.1 million, from approximately $5.4 million in 2011, after having decreased by 8.4% in 2011 from approximately $5.9 million in 2010. The decrease in 2012 relative to 2011 was mainly due to one-time income of approximately $0.4 million that we realized in 2012 from a final agreement that we reached with the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, which income offset and reduced in part our cost of revenue, as explained in Note 8.A. to our 2012 consolidated financial statements. The decrease in 2011 relative to 2010 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower cost of revenue) and practically no hardware revenues (which carry with them higher cost of revenue) in 2011 as compared to 2010, as towards the end of 2010 we stopped selling in Italy a hardware-based measurement product, the profitability of which was negligible, whereas management and personnel attention required for selling it were significant, and (ii) no royalty expense to the OCS in 2011 (unlike in 2010), as explained in Note 8.A to our 2011 consolidated financial statements.

Gross Profit

Gross profit, as a percentage of total revenue, was 88%, 87% and 84% in 2012, 2011 and 2010, respectively.  The higher gross margin that we achieved in 2012 relative to 2011 was mainly due to the one-time income that we realized from our final agreement with the OCS, which reduced our cost of revenue, as described under “Cost of Revenue” above. The higher gross margin that we achieved in 2011 relative to 2010, was due to (i) increased revenues on a year-over-year basis, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in the prior year, and (ii) the lower cost, higher margin revenue mix relative to the prior year and the absence of royalty expense to the OCS, as described under “Cost of Revenue” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $7.0 million in 2012, reflecting a 3.9% increase over the $6.7 million of R&D expenses in 2011, which itself reflected a 12.1% increase over the $6.0 million of R&D expenses in 2010.  The increase in 2012 was mainly due to (i) higher employee-related and other R&D costs in 2012, which contributed approximately $0.4 million to such increase, as we extended our commitment to investment in R&D activities in 2012, given the relatively stable macro-economic environment, which was offset in part by (ii) the depreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2012 (as the average representative exchange rate increased from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated R&D costs that we incurred in 2012 by approximately $0.1 million. The increase in 2011 relative to 2010 was mainly due to (i) higher employee-related and other R&D costs in 2011, which contributed approximately $0.5 million to such increase, as we further increased our R&D spending in 2011 as we continued to recover from the global economic downturn of 2009, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2011 (as the average representative exchange rate decreased from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2011 by approximately $0.2 million.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund , including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2010, 2011 and 2012 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2010, 2011 and 2012. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 0.9% in 2012, to $24.7 million, from $24.5 million in 2011, after having increased by 10.9% in 2011 from $22.1 million in 2010. This slight increase in 2012 relative to 2011 was mainly attributable to our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2012, which was mostly offset by (i) the depreciation of the NIS relative to the dollar over the course of 2012 (as reflected in the increase in the average representative exchange rate from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated SG&A costs that we incurred in 2012 by approximately $0.2 million; and (ii) the depreciation of the Euro relative to the dollar over the course of 2012 (as evidenced by the decline in the average Euro-dollar exchange rate from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which decreased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.7 million. The increase in 2011 relative to 2010 was mainly attributable to (i) the appreciation of the NIS relative to the dollar over the course of 2011 (as reflected in the decrease in the average representative exchange rate from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (ii) the appreciation of the Euro relative to the dollar over the course of 2011 (as evidenced by the rise in the average Euro-dollar exchange rate from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (iii) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, which increased our SG&A costs in 2011; and (iv) higher sales commissions to sales employees and sales agents that accompanied our significant increase in revenues in 2011.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2012, as compared to approximately $(0.2) million in 2011 and approximately $0.1 million in 2010. During 2012, 2011 and 2010, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2012, we recorded a net tax expense of approximately $1.8 million, comprised of approximately $0.1 million of tax expense related to changes in deferred tax assets and liabilities, and approximately $1.7 million of current tax expense. Of such $1.7 million of current tax expense: (i) approximately $1.5 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.2 million mainly related to taxes in Israel, Germany and South Korea.

In 2011 we recorded a tax expense of approximately $1.3 million, of which approximately $0.5 million related to changes in deferred taxes, and approximately $0.8 million related to current tax expenses. Of such $0.8 million of current tax expenses: (i) approximately $0.4 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.4 million mainly related to taxes in Israel and Germany.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $3.7 million, $2.6 million and $1.6 million in 2012, 2011 and 2010, respectively.  The increases in 2012 relative to 2011, and in 2011 relative to 2010, were mainly due to increases in our revenues on a year-over-year basis, as described under “Revenue” above.

Cash flow

As of December 31, 2012, we had $11.9 million in cash and cash equivalents, as compared to $11.8 million as of December 31, 2011.  During 2012, net cash provided by operating activities was $3.2 million, and was mainly comprised of our net profit of $3.7 million, depreciation and amortization of $1.3 million and a decrease in accounts receivable and prepaid expenses of $0.2 million, as partially offset by a decrease in trade payables, accrued expenses and other liabilities of $2.0 million.

During 2012, net cash used in investing activities was $0.3 million, and was mainly comprised of $0.3 million used for capital expenditures. Our capital expenditures for 2012 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2012, net cash used in financing activities was $2.9 million, and was mainly comprised of $2.9 million of cash used for the dividends that we paid and $0.1 million of cash used for the reduction of short and long term bank credit, offset in part by $0.1 million of cash proceeds provided by the issuance of shares upon exercise of options.

On February 4, 2013 and March 5, 2013, we paid two additional cash distributions to shareholders in a total amount of approximately $7.9 million. While our net cash balance remained positive after these two distributions, we have obtained a short term bank credit line in an amount of up to $5 million in order to provide us with greater financial flexibility, given our several operational locations around the globe.